# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Scholar Rock Holding Corporation, CIK 0001727196
CUSIP: 80706P103
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 Binney Street, 3rd Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001144204-19-008072
Filed by CIK 0001425738

## Reporting persons
- Redmile Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,885,124; sole dispositive power 0; shared dispositive power 9,885,124; aggregate amount beneficially owned 9,885,124 (9.9% of the class)
  Comment: Redmile Group, LLC's beneficial ownership of the Issuer's common stock ("Common Stock") is comprised of 4,549,881 shares of Common Stock owned by certain private investment vehicles managed by Redmile Group, LLC (the "Redmile Funds"), including RedCo II Master Fund, L.P. ("RedCo II"). Subject to the Beneficial Ownership Blocker (as defined below), Redmile Group, LLC may also be deemed to beneficially own 9,355,102 shares of Common Stock issuable upon exercise of certain Warrants to Purchase Common Stock (the "Warrants"). Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, to the extent that, after giving effect to the attempted exercise set forth in a notice of exercise, such holder, together with such holder's affiliates and any other person whose beneficial ownership of Common Stock would be aggregated with such holder's for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the applicable regulations of the Securities and Exchange Commission (the "SEC"), including any "group" of which such holder is a member, would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (the "Beneficial Ownership Blocker"). The "Beneficial Ownership Limitation" is 9.99% of the shares of Common Stock then issued and outstanding, which percentage may be changed at a holder's election upon 61 days' notice to the Issuer. The 9,885,124 shares of Common Stock reported as beneficially owned by Redmile Group, LLC in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on (i) 93,614,951 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in its Form 10-Q for the quarterly period ended September 30, 2024 filed with the SEC on November 12, 2024 (the "Form 10-Q"), plus (ii) 5,335,243 shares of Common Stock issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.
- Jeremy C. Green: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 9,885,124; sole dispositive power 0; shared dispositive power 9,885,124; aggregate amount beneficially owned 9,885,124 (9.9% of the class)
  Comment: Jeremy C. Green's beneficial ownership of Common Stock is comprised of 4,549,881 shares of Common Stock owned by the Redmile Funds, including RedCo II. Subject to the Beneficial Ownership Blocker, Mr. Green may also be deemed to beneficially own 9,355,102 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 9,885,124 shares of Common Stock reported as beneficially owned by Mr. Green in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with the footnote below). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.
  
  Percentage based on (i) 93,614,951 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q, plus (ii) 5,335,243 shares of Common Stock issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.
- RedCo II Master Fund, L.P.: type of reporting person: partnership (PN), non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 6,794,658; sole dispositive power 0; shared dispositive power 6,794,658; aggregate amount beneficially owned 6,794,658 (6.9% of the class)
  Comment: RedCo II's beneficial ownership of the Issuer's Common Stock is comprised of 1,459,415 shares of Common Stock. Subject to the Beneficial Ownership Blocker, RedCo II also beneficially owns 9,355,102 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo II. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RedCo II in this Schedule 13G represent the shares of Common Stock held directly by RedCo II and the 5,335,243 shares of Common Stock that could be issued to RedCo II upon exercise of certain of the Warrants directly held by RedCo II under the Beneficial Ownership Blocker.
  
  Percentage based on: (i) 93,614,951 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q plus (ii) 5,335,243 shares of Common Stock issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.

## Item 1. Issuer
Name of issuer: Scholar Rock Holding Corporation
Address of issuer's principal executive offices: 301 Binney Street, 3rd Floor, Cambridge, MA 02142

## Item 2. Person Filing
Name of person filing:
Redmile Group, LLC
Jeremy C. Green
RedCo II Master Fund, L.P.
Address of principal business office or, if none, residence:
Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129

Jeremy C. Green
c/o Redmile Group, LLC (NY Office)
45 W. 27th Street, Floor 11
New York, NY 10001

RedCo II Master Fund, L.P.
c/o Redmile Group, LLC
One Letterman Drive
Building D, Suite D3-300
The Presidio of San Francisco
San Francisco, California 94129
Citizenship:
Redmile Group, LLC: Delaware
Jeremy C. Green: United Kingdom
RedCo II Master Fund, L.P.: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Redmile Group, LLC - 9,885,124 (1)
Jeremy C. Green - 9,885,124 (1)
RedCo II Master Fund, L.P. - 6,794,658 (3)
Percent of class:
Redmile Group, LLC - 9.9% (2)
Jeremy C. Green - 9.9% (2)
RedCo II Master Fund, L.P. - 6.9% (2)
Sole power to vote or to direct the vote:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Master Fund, L.P. - 0
Shared power to vote or to direct the vote:
Redmile Group, LLC - 9,885,124 (1)
Jeremy C. Green - 9,885,124 (1)
RedCo II Master Fund, L.P. - 6,794,658 (3)
Sole power to dispose or to direct the disposition:
Redmile Group, LLC - 0
Jeremy C. Green - 0
RedCo II Master Fund, L.P. - 0
Shared power to dispose or to direct the disposition:
Redmile Group, LLC - 9,885,124 (1)
Jeremy C. Green - 9,885,124 (1)
RedCo II Master Fund, L.P. - 6,794,658 (3)

(1) Redmile Group, LLC's and Jeremy C. Green's beneficial ownership of Common Stock is comprised of 4,549,881 shares of Common Stock owned by the Redmile Funds, including RedCo II. Subject to the Beneficial Ownership Blocker, Redmile Group, LLC and Mr. Green may also be deemed to beneficially own 9,355,102 shares of Common Stock issuable upon exercise of the Warrants. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The 9,885,124 shares of Common Stock reported as beneficially owned by Redmile Group, LLC and Mr. Green in this Schedule 13G represents 9.99% of the outstanding shares of Common Stock (calculated in accordance with footnote (2) below). The reported securities may be deemed beneficially owned by Redmile Group, LLC as investment manager of the Redmile Funds. The reported securities may also be deemed beneficially owned by Jeremy C. Green as the principal of Redmile Group, LLC. Redmile Group, LLC and Mr. Green each disclaim beneficial ownership of these shares, except to the extent of its or his pecuniary interest in such shares, if any.

(2) Percentage based on (i) 93,614,951 shares of Common Stock outstanding as of November 7, 2024, as reported by the Issuer in the Form 10-Q, plus (ii) 5,335,243 shares of Common Stock issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of shares that could be issued upon exercise of the Warrants.

(3) RedCo II's beneficial ownership of the Issuer's Common Stock is comprised of 1,459,415 shares of Common Stock. Subject to the Beneficial Ownership Blocker, RedCo II also beneficially owns 9,355,102 shares of Common Stock issuable upon exercise of the Warrants directly held by RedCo II. Pursuant to the terms of the Warrants, the Issuer may not effect any exercise of any Warrant, and a holder of a Warrant does not have the right to exercise any portion of the Warrant held by such holder, if the Beneficial Ownership Blocker applies. The shares of Common Stock reported as beneficially owned by RedCo II in this Schedule 13G represent the shares of Common Stock held directly by RedCo II and the 5,335,243 shares of Common Stock that could be issued to RedCo II upon exercise of certain of the Warrants directly held by RedCo II under the Beneficial Ownership Blocker.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See the response to Item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Redmile Group, LLC: /s/ Jeremy C. Green, Managing Member (02/14/2025)
- Jeremy C. Green: /s/ Jeremy C. Green, Jeremy C. Green (02/14/2025)
- RedCo II Master Fund, L.P.: /s/ Jeremy C. Green, Managing Member of RedCo II (GP), LLC, general partner of RedCo II Master Fund, L.P. (02/14/2025)